UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 3)

American Strategic Investment Co.
(Name of Subject Company (Issuer))

Bellevue Capital Partners, LLC
(Name of Filing Persons (Offerors))

Class A Common Stock, Par Value $0.01 per share
(Title of Class of Securities)

649439304
(CUSIP Number of Class of Securities)

Nicholas S. Schorsch Managing Member Bellevue Capital Partners, LLC 222 Bellevue Avenue Newport, RI 02840 (212) 415-6500
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:

David S. Huntington, Esq. Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, New York 10019-6064 (212) 373-3000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

SCHEDULE TO

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”), originally filed with the Securities and Exchange Commission (the “SEC”) on May 7, 2024, as amended on May 16, 2024 (“Amendment No. 1”) and as further amended on May 23, 2024 (“Amendment No. 2”), relating to the offer (the “Offer”) by Bellevue Capital Partners, LLC (“Bellevue”, “we”, “us” or “our”) to purchase for cash up to 125,000 shares (the “shares”) of Class A common stock, par value $0.01 per share (the “common stock”), of American Strategic Investment Co. (the “Company”), the subject company, at a purchase price equal to $11.00 per share (the “Purchase Price”), in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase (the “Original Offer to Purchase”) dated May 7, 2024 (the “Offer Date”), as amended and supplemented by the Supplement to Offer to Purchase, dated May 16, 2024 (the “First Supplement”), as further amended and supplemented by the Second Supplement to Offer to Purchase, dated May 23, 2024 (the “Second Supplement”) and as further amended and supplemented by the Third Supplement to Offer to Purchase, dated June 26, 2024 and filed herewith as Exhibit (a)(1) (the “Third Supplement” and, together with the Original Offer to Purchase, the First Supplement and the Second Supplement, as further amended and supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal, filed as Exhibit (a)(2) to the Schedule TO.

This Amendment No. 3 is being filed in accordance with Rule 14d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Except as specifically provided herein, the information contained in the Schedule TO, Amendment No.1, Amendment No. 2, the Original Offer to Purchase, the First Supplement, the Second Supplement and the other documents that constitute part of the Offer remain unchanged. The information contained in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference in response to all of the items of this Amendment No. 3 as more particularly described below. Such information amends and supplements the information previously incorporated by reference in the Schedule TO. This Amendment No. 3 should be read in conjunction with the Schedule TO, Amendment No. 1, Amendment No. 2, the Original Offer to Purchase, the First Supplement, the Second Supplement, the Third Supplement, the Letter of Transmittal and the other documents that constitute part of the Offer, as each may be further amended or supplemented from time to time. Every item in the Schedule TO is automatically updated, to the extent such item incorporates by reference any section of the Offer to Purchase that is amended or supplemented therein. All capitalized terms used but not otherwise defined in this Amendment No. 3 have the meanings ascribed to such terms in the Offer to Purchase.

Item 1.	Summary Term Sheet.

Reference is made to the information set forth under “Summary Term Sheet” in the Offer to Purchase, which is incorporated herein by reference.

Item 2.	Subject Company Information.

(a)       The name of the subject company and issuer is American Strategic Investment Co. The address and telephone number of the Company is set forth under Item 3.

(b)       Reference is made to the information set forth under “Introduction” in the Offer to Purchase, which is incorporated herein by reference.

(c)       Reference is made to the information set forth in the Offer to Purchase under Section 7 (“Price Range of Shares; Dividends”), which is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

Bellevue is the filing person. The address of its principal executive office is 222 Bellevue Avenue, Newport, RI 02840, and its telephone number is (212) 415-6500. Reference is made to the information set forth in the Offer to Purchase under Section 10 (“Certain Information Concerning Us”) and Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”), which is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a)       Reference is made to the information set forth in the Offer to Purchase under the following headings, with such information being incorporated herein by reference:

Summary Term Sheet;

Introduction;

Section 1	(“Number of Shares; Proration”);

Section 2	(“Purpose of the Offer; Certain Effects of the Offer”);

Section 3	(“Procedures for Tendering Shares”);

Section 4	(“Withdrawal Rights”);

Section 5	(“Purchase of Shares and Payment of Purchase Price”);

Section 6	(“Conditions of the Offer”);

Section 7	(“Price Range of Shares; Dividends”);

Section 8	(“Source and Amount of Funds”);

Section 9	(“Certain Information Concerning the Company”);

Section 10	(“Certain Information Concerning Us”);

Section 11	(“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”);

Section 12	(“Legal Matters; Regulatory Approvals”);

Section 13	(“Material U.S. Federal Income Tax Consequences”);

Section 14	(“Extension of the Offer; Termination; Amendment”);

Section 15	(“Fees and Expenses; Information Agent; Depositary”); and

Section 16	(“Miscellaneous”).

(b)       Reference is made to the information set forth under “Introduction” and under Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) in the Offer to Purchase, which is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

Reference is made to the information set forth under Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) in the Offer to Purchase, which is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a), (b) and (c) Reference is made to the information set forth under “Summary Term Sheet,” under Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) and under Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) in the Offer to Purchase, which is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a), (b) and (d) Reference is made to the information set forth under Section 8 (“Source and Amount of Funds”) in the Offer to Purchase, which is incorporated herein by reference.

Item 8.	Interest in Securities of the Subject Company.

(a) and (b) Reference is made to the information set forth under Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) in the Offer to Purchase, which is incorporated herein by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

Reference is made to the information set forth under “Summary Term Sheet” and under Section 15 (“Fees and Expenses; Information Agent; Depositary”) in the Offer to Purchase, which is incorporated herein by reference.

Item 10.	Financial Statements.

Not applicable. Pursuant to Instruction 2 to Item 10 of Schedule TO, Bellevue’s financial statements are not considered material because (i) the consideration offered consists solely of cash, (ii) the tender offer is not subject to any financing condition, and (iii) cash requirements will be funded from Bellevue’s available cash. Reference is made to the information set forth in Section 7 (“Source and Amount of Funds or Other Consideration”) in the Offer to Purchase, which is incorporated herein by reference.

Item 11.	Additional Information.
(a)	Reference is made to the information set forth under Section 2 (“Purpose of the Offer; Certain Effects of the Offer”); under Section 10 (“Certain Information Concerning Us”); under Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”); and under Section 12 (“Legal Matters; Regulatory Approvals”) in the Offer to Purchase, which is incorporated herein by reference.
(b)

The information set forth in the Offer to Purchase and the related Letter of Transmittal, as each may be amended or supplemented from time to time, is incorporated herein by reference. The information contained in all of the exhibits referred to in Item 12 below is incorporated herein by reference.

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following Exhibits:

EXHIBIT NUMBER	DESCRIPTION

(a)(1)	Third Supplement to Offer to Purchase, dated June 26, 2024.

(a)(2)	Amended Letter of Transmittal.

(a)(4)	Press Release issued by Bellevue.

107	Filing Fee Table.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 26, 2024

BELLEVUE CAPITAL PARTNERS, LLC

By:	/s/ Nicholas S. Schorsch
	Name:	Nicholas S. Schorsch
	Title:	Managing Member